UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                        Pacific Energy Resources Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    694228206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AGF Management Limited

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                               (b) [ ]
   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, CANADA

                           5      SOLE VOTING POWER


   NUMBER OF SHARES        6      SHARED VOTING POWER
BENEFICIALLY OWNED BY             13,097,771
EACH REPORTING PERSON
         WITH
                           7      SOLE DISPOSITIVE POWER



                           8      SHARED DISPOSITIVE POWER
                                  13,097,771

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            13,097,771

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            [ ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.59%

    12       TYPE OF REPORTING PERSON
             OO

   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AGF Funds Inc.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                               (b) [ ]
   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, CANADA

                           5      SOLE VOTING POWER


   NUMBER OF SHARES        6      SHARED VOTING POWER
BENEFICIALLY OWNED BY             13,097,771
EACH REPORTING PERSON
         WITH
                           7      SOLE DISPOSITIVE POWER



                           8      SHARED DISPOSITIVE POWER
                                  13,097,771

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            13,097,771

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            [ ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.59%

    12       TYPE OF REPORTING PERSON
             CO

Item 1.     (a).  Name of Issuer: Pacific Energy Resources Limited

            (b).  Address of Issuer's Principal Executive Offices:

                  1065 W. Pier East Street
                  Long Beach, CA 90802-1015

Item 2.     (a).  Name of Person Filing:

                  AGF Management Limited and AGF Funds Inc.

            (b).  Address of Principal Business Office or, if none, Residence:

                  P.O. Box 50, Toronto Dominion Bank Tower, 31st Floor Toronto, Ontario, M5K 1E9

            (c).  Citizenship or Place of Organization: Canadian

            (d).  Title of Class of Securities:
                  Pacific Energy Resources Limited (Common Stock)

            (e).  CUSIP Number: 694228206

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
                   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
                   (c)         [ ]  Insurance  company  as  defined  in  section
                               3(a)(19) of the Act (15 U.S.C. 78c.);
                   (d)         [ ] Investment company registered under section 8
                               of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                   (e)         [ ] An  investment  adviser  in  accordance  with
                               section 240.13d-1(b)(1)(ii)(E);
                   (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii) (F);
                   (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
                   (h) [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                   (j) [ ] Group, in accordance with section 240.13d-1(b)(1) (ii)(J).

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a). Amount beneficially owned: 13,097,771

            (b). Percent of class: 5.59%

            (c). Number of shares as to which the person has:

                   (1)  Sole power to vote or to direct the vote:   0

                   (2)  Shared power to vote or to direct the vote: 13,097,771

                   (3)  Sole power to dispose or to direct the disposition of:
                        o

                   (4)  Shared power to dispose or to direct the disposition of:
                        13,097,771

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            This statement is being filed to report the fact that the reporting person has become the beneficial owner of more than five percent of the class of securities.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company or Control
            Person:

            See "Exhibit A"

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            Not Applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 14, 2008       By:  /s/ Jacqueline Sanz
                                      ------------------------------------------
                                      Jacqueline Sanz, Vice President,
                                      Compliance and Risk Analysis

                                   EXHIBIT A


                             AGF Management Limited
                         (100% directly or indirectly)
                                       =
                                       =
                                       =
                                       =
                                 AGF Funds Inc.